Filed Pursuant to Rule 433
Registration No. 333-234425-01
BofA Finance LLC Fully and Unconditionally Guaranteed by Bank of America Corporation Market Linked Securities
Market Linked Securities—Auto-Callable with Contingent Coupon and Contingent Downside
Principal at Risk Securities Linked to the Russell 2000® Index due September 6, 2022 Principal at Risk Securities Linked to the Lowest Performing of the S&P 500® Index, the Russell 2000® Index and the EURO STOXX Banks Index due June 27, 2025
Final Term Sheet to Pricing Supplement dated June 29, 2021
Summary of Terms
Issuer:	BofA Finance LLC (“BofA Finance”)
Guarantor:	Bank of America Corporation (“BAC” or the “Guarantor”)
Term:	Approximately 4 years (unless earlier called)
Underlyings:	The S&P 500® Index (Bloomberg symbol: “SPX”), Russell 2000® Index (Bloomberg symbol: “RTY”) and EURO STOXX Banks Index (Bloomberg symbol: “SX7E”), each a price return index.
Pricing Date:	June 29, 2021
Issue Date:	July 2, 2021
Denominations:	$1,000 and any integral multiple of $1,000. References in the pricing supplement to a “Security” are to a Security with a principal amount of $1,000.
Contingent Coupon Payments:	See “How Contingent Coupon Payments are calculated” on page 2
Contingent Coupon Rate:	9.75% per annum, which equals 2.4375% per quarter
Automatic Call:	See “How to determine if the Securities will be automatically called” on page 2
Observation Dates:	Quarterly, on the 24th day of each March, June, September and December, commencing September 2021 and ending March 2025, and the Valuation Date. We refer to June 24, 2025 as the “Valuation Date.”
Redemption Amount:	See “How the Redemption Amount is calculated” on page 2
Maturity Date:	June 27, 2025
Lowest Performing Underlying	See “How The Lowest Performing Underlying is Determined” on page 2
Starting Value:
With respect to the S&P 500® Index: 4291.80, its closing level on the Pricing Date.
With respect to the Russell 2000® Index: 2308.837, its closing level on the Pricing Date.
With respect to the EURO STOXX Banks Index: 94.74, its closing level on the Pricing Date.

Ending Value:	For each Underlying, its closing level on the Valuation Date
Coupon Barrier:
With respect to the S&P 500 Index: 3,218.85, which is equal to 75% of its Starting Value.
With respect to the Russell 2000 Index: 1,731.62775, which is equal to 75% of its Starting Value.
With respect to the EURO STOXX Banks Index: 71.055, which is equal to 75% of its Starting Value.

Threshold Value:
With respect to the S&P 500 Index: 3,218.85, which is equal to 75% of its Starting Value.
With respect to the Russell 2000 Index: 1,731.62775, which is equal to 75% of its Starting Value.
With respect to the EURO STOXX Banks Index: 71.055, which is equal to 75% of its Starting Value.

Calculation Agent:	BofA Securities, Inc. (“BofAS”), an affiliate of BofA Finance
Underwriting Discount:	2.175%; dealers, including those using the trade name Wells Fargo Advisors (WFA), may receive a selling concession of 1.50% and WFA will receive a distribution expense fee of 0.075%.
CUSIP:	09709ULS5
Description of Terms
●	Linked to the lowest performing of the S&P 500® Index, the Russell 2000® Index and the EURO STOXX Banks Index
●
Unlike ordinary debt securities, the Securities do not provide for fixed payments of interest, do not repay a fixed amount of principal on the Maturity Date and are subject to potential automatic call prior to the Maturity Date upon the terms described below.  Whether the Securities pay a Contingent Coupon, whether the Securities are automatically called prior to the Maturity Date and, if they are not automatically called, whether you are repaid the principal amount of your Securities on the Maturity Date will depend in each case on the closing level of the Lowest Performing Underlying on the relevant Observation Date.  The Lowest Performing Underlying on any Observation Date is the Underlying that has the lowest closing level on that Observation Date as a percentage of its Starting Value

●
Contingent Coupon.  The Securities will pay a Contingent Coupon Payment on a quarterly basis until the earlier of the Maturity Date or automatic call if, and only if, the closing level of the Lowest Performing Underlying on the Observation Date for that quarter is greater than or equal to its Coupon Barrier.  However, if the closing level of the Lowest Performing Underlying on an Observation Date is less than its Coupon Barrier, you will not receive any Contingent Coupon Payment for the relevant quarter.  If the closing level of the Lowest Performing Underlying is less than its Coupon Barrier on every Observation Date, you will not receive any Contingent Coupon Payments throughout the entire term of the Securities. The Coupon Barrier for each Underlying is equal to 75% of its Starting Value. The Contingent Coupon Rate is 9.75% per annum

●
Automatic Call.  If the closing level of the Lowest Performing Underlying on any of the quarterly Observation Dates from December 2021 to March 2025, inclusive, is greater than or equal to its Starting Value, we will automatically call the Securities for the principal amount plus a final Contingent Coupon Payment

●
Potential Loss of Principal.  If the Securities are not automatically called prior to the Maturity Date, you will receive the principal amount on the Maturity Date if, and only if, the closing level of the Lowest Performing Underlying on the Valuation Date is greater than or equal to its Threshold Value.  If the closing level of the Lowest Performing Underlying on the Valuation Date is less than its Threshold Value, you will lose more than 25%, and possibly all, of the principal amount of your Securities. The Threshold Value for each Underlying is equal to 75% of its Starting Value

●
If the Securities are not automatically called prior to the Maturity Date, you will have full downside exposure to the Lowest Performing Underlying from its Starting Value if its closing level on the Valuation Date is less than its Threshold Value, but you will not participate in any appreciation of any Underlying and will not receive any dividends on securities included in any Underlying

●
Your return on the Securities will depend solely on the performance of the Underlying that is the Lowest Performing Underlying on each Observation Date.  You will not benefit in any way from the performance of the better performing Underlyings.  Therefore, you will be adversely affected if any Underlying performs poorly, even if the other Underlyings perform favorably

●
All payments on the Securities are subject to credit risk, and you will have no ability to pursue any securities included in any Underlying for payment; if BofA Finance LLC, as issuer, and Bank of America Corporation, as guarantor default on their obligations, you could lose some or all of your investment

●	No exchange listing; designed to be held to maturity

The initial estimated value of the Securities as of the pricing date is $947.10 per Security, which is less than the public offering price listed below. The actual value of your Securities at any time will reflect many factors and cannot be predicted with accuracy. See “Risk Factors” beginning on page PS-8 of the accompanying pricing supplement and “Structuring the Securities” on page PS-36 of the accompanying pricing supplement for additional information.
The Securities have complex features and investing in the Securities involves risks not associated with an investment in conventional debt securities. Potential purchasers of the Securities should consider the information in “Risk Factors” beginning on page PS-8 of the accompanying pricing supplement, page PS-5 of the accompanying product supplement, page S-5 of the accompanying prospectus supplement, and page 7 of the accompanying prospectus.
This final term sheet should be read in conjunction with the accompanying pricing supplement, product supplement, prospectus supplement and prospectus before making a decision to invest in the Securities.
NOT A BANK DEPOSIT AND NOT INSURED OR GUARANTEED BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY

How The Lowest Performing Underlying Is Determined
The Lowest Performing Underlying on any Observation Date is the Underlying with the lowest performance factor on that Observation Date.
The performance factor, with respect to an Underlying on any Observation Date, will be its closing level on such Observation Date divided by its Starting Value (expressed as a percentage).
How Contingent Coupon Payments Are Calculated
On each quarterly Contingent Payment Date, you will receive a Contingent Coupon Payment at a per annum rate equal to the Contingent Coupon Rate if, and only if, the closing level of the Lowest Performing Underlying on the related Observation Date is greater than or equal to its Coupon Barrier.
If the closing level of the Lowest Performing Underlying on any Observation Date is less than its Coupon Barrier, you will not receive any Contingent Coupon Payment on the related Contingent Payment Date. If the closing level of the Lowest Performing Underlying is less than its Coupon Barrier on all quarterly Observation Dates, you will not receive any Contingent Coupon Payments over the term of the Securities.
Each quarterly Contingent Coupon Payment, if any, will be calculated per Security as follows:
($1,000  ×  Contingent Coupon Rate) / 4
The Contingent Coupon Rate is 9.75% per annum. Any Contingent Coupon Payments will be rounded to the nearest cent, with one-half cent rounded upward.
How To Determine If The Securities Will Be Automatically Called
If the closing level of the Lowest Performing Underlying on any of the quarterly Observation Dates from December 2021 to March 2025, inclusive, is greater than or equal to its Starting Value, the Securities will be automatically called, and on the related Call Settlement Date you will be entitled to receive a cash payment per Security equal to the principal amount per Security plus a final Contingent Coupon Payment. The Securities will not be subject to automatic call until the second quarterly Observation Date, which is approximately six months after the Issue Date.

If the Securities are automatically called, they will cease to be outstanding on the related Call Settlement Date and you will have no further rights under the Securities after such Call Settlement Date.
How The Redemption Amount Is Calculated
If the Securities are not automatically called prior to the Maturity Date, you will receive on the Maturity Date a cash payment per Security equal to the Redemption Amount (in addition to the final Contingent Coupon Payment, if any). The Redemption Amount per Security will equal:

●	If the Ending Value of the Lowest Performing Underlying on the Valuation Date is greater than or equal to its Threshold Value: $1,000; or
●	If the Ending Value of the Lowest Performing Underlying on the Valuation Date is less than its Threshold Value:
$1,000 × performance factor of the Lowest Performing Underlying on the Valuation Date
If the Securities are not automatically called prior to maturity and the Ending Value of the Lowest Performing Underlying on the Valuation Date is less than its Threshold Value, you will lose more than 25%, and possibly all, of the principal amount of your Securities at maturity.
Any return on the Securities will be limited to the sum of your Contingent Coupon Payments, if any. You will not participate in any appreciation of any Underlying, but you will have full downside exposure to decreases in the value of the Lowest Performing Underlying on the Valuation Date if the Ending Value of that Underlying is less than its Threshold Value.

Hypothetical Payout Profile
The profile to the right illustrates the potential maturity payment amount on the Securities (excluding the final Contingent Coupon Payment, if any) for a range of hypothetical performances of the Lowest Performing Underlying on the Valuation Date from its Starting Value to its Ending Value, assuming the Securities have not been automatically called prior to the Maturity Date.
This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value of the Lowest Performing Underlying on the Valuation Date and whether you hold your Securities to maturity. The performance of the better performing Underlyings is not relevant to your return on the Securities.

60%
40%
20%
0%
-20%
-40%
-60%
-80%
-100%
Security Return at Maturity
25% contingent downside protection
Return of Lowest Performing Underlying at Maturity
-100%
-50%
0%
50%
Hypothetical Security Return
Hypothetical return of lowest performing Index

Hypothetical Returns
If the Securities are automatically called: If the Securities are automatically called prior to maturity, you will receive the principal amount of your Securities plus a final Contingent Coupon Payment on the Call Settlement Date. In the event the Securities are automatically called, your total return on the Securities will equal any Contingent Coupon Payments received prior to the Call Settlement Date and the Contingent Coupon Payment received on the Call Settlement Date.
If the Securities are not automatically called:
If the Securities are not automatically called prior to maturity, the following table illustrates, for a range of hypothetical performance factors of the Lowest Performing Underlying on the Valuation Date, the hypothetical Redemption Amount payable at maturity per Security (excluding the final Contingent Coupon Payment, if any). The performance factor of the Lowest Performing Underlying on the Valuation Date is its Ending Value expressed as a percentage of its Starting Value (i.e., its Ending Value divided by its Starting Value).
Hypothetical performance factor of Lowest Performing Underlying on Valuation Date	Hypothetical Redemption Amount per Security
175.00%	$1,000.00
160.00%	$1,000.00
150.00%	$1,000.00
140.00%	$1,000.00
130.00%	$1,000.00
120.00%	$1,000.00
110.00%	$1,000.00
100.00%	$1,000.00
90.00%	$1,000.00
80.00%	$1,000.00
75.00%	$1,000.00
74.00%	$740.00
60.00%	$600.00
50.00%	$500.00
40.00%	$400.00
30.00%	$300.00
25.00%	$250.00

The above figures do not take into account Contingent Coupon Payments, if any, received during the term of the Securities. As evidenced above, in no event will you have a positive rate of return based solely on the Redemption Amount received at maturity; any positive return will be based solely on the Contingent Coupon Payments, if any, received during the term of the Securities. Each Security has a principal amount of $1,000.
The above figures are for purposes of illustration only and may have been rounded for ease of analysis. If the Securities are not automatically called prior to maturity, the actual amount you will receive at maturity will depend on the actual Ending Value of the Lowest Performing Underlying on the Valuation Date. The performance of the better performing Underlyings is not relevant to your return on the Securities.
For historical data regarding the closing levels of the Underlyings, see the historical information set forth under the sections titled “The S&P 500® Index,” “The Russell 2000® Index” and “The EURO STOXX Banks Index  ” in the accompanying pricing supplement.

Selected Risk Considerations
The risks set forth below, as well as additional risks related to this investment, are discussed in detail in the “Risk Factors” section in the accompanying pricing supplement.  Please review those risk disclosures carefully.
●	Your investment may result in a loss; there is no guaranteed return of principal.
●	Your return on the Securities is limited to the return represented by the Contingent Coupon Payments, if any, over the term of the Securities.
●	The Securities are subject to a potential automatic call, which would limit your ability to receive the Contingent Coupon Payments over the full term of the Securities.
●	You may not receive any Contingent Coupon Payments.
●
Because the Securities are linked to the lowest performing (and not the average performance) of the Underlyings, you may not receive any return on the Securities and may lose a significant portion or all of your principal amount even if the closing level of one Underlying is always greater than or equal to its Coupon Barrier or Threshold Value, as applicable.

●	Higher Contingent Coupon Rates are associated with greater risk.
●	Your return on the Securities may be less than the yield on a conventional debt security of comparable maturity.
●	The Contingent Coupon Payment, payment upon automatic call or Redemption Amount, as applicable, will not reflect the levels of the Underlyings other than on the Observation Dates.
●
Any payment on the Securities is subject to the credit risk of BofA Finance, as issuer, and BAC, as Guarantor, and actual or perceived changes in BofA Finance or the Guarantor’s creditworthiness are expected to affect the value of the Securities.

●	We are a finance subsidiary and, as such, have no independent assets, operations or revenues.
●	The public offering price you pay for the Securities will exceed their initial estimated value.
●
The initial estimated value does not represent a minimum or maximum price at which BofA Finance, BAC, BofAS or any of our other affiliates or WFS or its affiliates would be willing to purchase your Securities in any secondary market (if any exists) at any time.

●	BofA Finance cannot assure you that a trading market for your Securities will ever develop or be maintained.
●
The Securities are not designed to be short-term trading instruments, and if you attempt to sell the Securities prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than the principal amount.

●
Trading and hedging activities by BofA Finance, the Guarantor and any of our other affiliates, including BofAS, and WFS and its affiliates, may create conflicts of interest with you and may affect your return on the Securities and their market value.

●	There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours.
●	The publisher of an Underlying may adjust that Underlying in a way that affects its levels, and the publisher has no obligation to consider your interests.
●	The Securities are subject to risks associated with foreign securities markets.
●	The Securities are subject to risks associated with the banking industry.
●	The Securities are subject to risks associated with small-size capitalization companies.
●	The U.S. federal income tax consequences of an investment in the Securities are uncertain, and may be adverse to a holder of the Securities.
Investment suitability must be determined individually for each investor. The Securities described herein are not an appropriate investment for all investors. In particular, no investor should purchase the Securities unless they understand and are able to bear the associated market, liquidity and yield risks. Unless market conditions and other relevant factors change significantly in your favor, a sale of the Securities prior to maturity is likely to result in sale proceeds that are substantially less than the principal amount per Security. BofAS, Wells Fargo Securities and their affiliates are not obligated to purchase the Securities from you at any time prior to maturity.
BofA Finance and BAC have filed a registration statement (including pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read this term sheet together with the Pricing Supplement dated June 29, 2021, Product Supplement EQUITY-1 dated January 3, 2020 and Prospectus Supplement and Prospectus each dated December 31, 2019 to understand fully the terms of the Securities and other considerations that are important in making a decision about investing in the Securities. If the terms described in the accompanying pricing supplement are inconsistent with those described herein, the terms described in the accompanying pricing supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Website at sec.gov. Alternatively, any agent or any dealer participating in this offering will arrange to send you the accompanying pricing supplement, Product Supplement EQUITY-1 and prospectus supplement and prospectus if you so request by calling toll-free at 1-800-294-1322.
Not a research report
This material was prepared by BofAS and Wells Fargo Securities, each a registered broker-dealer and a separate non-bank affiliate of BofA Finance and Bank of America Corporation, and Wells Fargo Finance LLC and Wells Fargo & Company, respectively. This material is not a product of BofA Securities or Wells Fargo Securities LLC research departments.

Consult your tax advisor
Investors should review carefully the accompanying pricing supplement, product supplement, prospectus supplement and prospectus and consult their tax advisors regarding the application of the U.S. federal tax laws to their particular circumstances, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.
S&P® is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”) and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”). These trademarks have been licensed for use by S&P Dow Jones Indices LLC. “Standard & Poor’s®,” “S&P 500®” and “S&P®” are trademarks of S&P. These trademarks have been sublicensed for certain purposes by our affiliate, Merrill Lynch, Pierce, Fenner and Smith Incorporated. The Securities are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P or any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices make no representation or warranty, express or implied, to the holders of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities particularly or the ability of the SPX to track general market performance.
The Issuer has entered into a non-exclusive license agreement with FTSE Russell, whereby the Issuer and its affiliates and subsidiary companies, in exchange for a fee, will be permitted to use RTY, which is owned and published by FTSE Russell, in connection with certain products, including the Securities. The Securities are not sponsored, endorsed, sold or promoted by FTSE Russell (including its affiliates). FTSE Russell has not passed on the legality or appropriateness of, or the accuracy or adequacy of descriptions and disclosures relating to the Securities. FTSE Russell makes no representation or warranty, express or implied to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities particularly, or the ability of RTY to track general stock market performance.
One of our affiliates has entered into a non-exclusive license agreement with STOXX providing for the license to it and certain of its affiliated companies, including us, of the right to use indices owned and published by STOXX (including the SX7E) in connection with certain securities, including the Securities.

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo Finance LLC and Wells Fargo & Company.